AMERICAN INDEPENDENCE FUNDS TRUST

1345 Avenue of the Americas, 2nd Floor

New York, NY 10105

(212) 488-1331

April 11, 2016                                                                       VIA ELECTRONIC DELIVERY

Ms. Samantha Brutlag

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:      The American Independence Funds Trust

             Responses to comments regarding PRE 14A filing dated April 1, 2016, Accession Number 0001581466-16-000231

SEC File Numbers: 811-21757; 333-124214

Dear Ms. Brutlag:

This letter is in response to the comments you provided on April 11, 2016 to the preliminary proxy filing (PRE 14A) we submitted on April 1, 2016 (Accession Number: 0001581466-16-000231) with respect to the Rx Dynamic Stock Fund, a series of the American Independence Funds Trust (the “Fund”). Shareholders of the Fund are being asked (1) to approve a new Investment Sub-Advisory Agreement between RiskX Investments, LLC (“RiskX Investments”) and Navellier & Associates, Inc. (“Navellier”) on behalf of the Fund and (2) to approve a change in the Fund’s diversification status from diversified to non-diversified.

Below, please find the response to each comment provided. Additionally, we are including a red-lined version of the amended proxy statement.

1.      Comment: According to Item 25, the proxy statement should include notice of Internet availability if the materials are being provided on the Internet.

Response: The proxy statement will be made available on the web site and this statement has been added to the proxy statement: “In addition to the mailing, this Proxy Statement is available on the website www.riskxfunds.com under the ‘Documents’ tab (see ‘Applications and Forms’).”

2.      Comment: According to Item 23, the proxy statement should include information about sending proxies to shareholders sharing the same address.

Response: For shareholders that share the same address, only one proxy statement is sent to an address that may include multiple shareholders. However, multiple proxy cards are included - one for each shareholder. The proxy statement has been amended to include this statement: “In the case where multiple shareholders share the same address, unless we have received contrary instructions, only one Proxy Statement will be sent to the address of record but the mailing will include multiple proxy cards, one for each shareholder. To receive an additional copy, to notify the Fund that you would like to receive separate copies in the future, or to request delivery of only a single copy in the future, direct your request to American Independence Funds Trust, 1345 Avenue of the Americas, 2nd Floor, New York, NY 10105 or call (212) 488-1331.”

3.      Comment: Under “PROPOSAL 1 – Approval of a new Investment Sub-Advisory Agreement between RiskX Investments, LLC (“RiskX Investments” or the “Adviser”) and Navellier & Associates, Inc. (“Navellier” or the “Sub-Adviser”) on behalf of the Rx Dynamic Stock Fund,” the proxy statement should include information about the prior sub-advisory agreement that was in effect; if no such agreement was in place, then that should be made clear.

Response: The Fund is currently managed by RiskX Investments, the Fund’s adviser and therefore there is no sub-advisory agreement in place. The proxy statement has been amended to include this statement: “The Fund currently is managed by the Adviser pursuant to an Investment Advisory Agreement dated November 20, 2015 (see Appendix B) and does not have a sub-adviser.”

4.      Comment: In a sub-section labelled “Investment Risks”, the proxy statement currently lists the “new risks” under the Defensive Alpha strategy. It is not clear whether this list comprises all risks associated with the new strategy or risks to be assumed in addition to risks already disclosed in the prospectus.

Response: The “new risks” are intended to denote risks to be assumed in addition to risks already disclosed in the prospectus. The proxy statement has been amended to say: “The following are new risks under the Defensive Alpha strategy that are in addition to risks already disclosed in the Fund’s prospectus.”

5.      Comment: The proxy statement currently states that the fee paid by the Adviser to the Sub-Adviser “may be less than 0.50% under circumstances agreed upon by the Adviser and sub-Adviser” but the sub-advisory agreement gives no evidence of this.

Response: Schedule A of the Form of Investment Sub-Advisory Agreement has been changed to include this language: “Pursuant to Section 4 of this Agreement, the Adviser will pay to the Sub-Adviser an investment sub-advisory fee (the “Fee”) equal to an annualized rate of up to 0.50% of the average daily net assets of the Fund.  The Fee may be less than 0.50% under circumstances agreed upon by the Adviser and Sub-Adviser, such as, by way of example only, the Fund being in expense reimbursement status; shareholder retention; new shareholder asset growth; and other relevant criteria agreed upon between the parties.”

6.      Comment: According to Rule 15a(1), the proxy statement should describe all relevant contracts. No mention of the current advisory contract between the Fund and RiskX Investments, LLC is included.

Response: The proxy statement has been amended to include the current advisory contract between the Fund and RiskX Investments, LLC as Appendix B. Additionally, reference to the Adviser has been added per the response in Comment 3 above.

7.      Comment: The proxy statement should state what would occur in the event that Proposal 1 is not approved.

Response: At the end of the section titled “Vote Required for Proposal 1,” the following has been added: “In the event that Proposal 1 is not approved by shareholders, the Adviser will consider three possibilities: (1) the adviser will continue to manage the Fund’s assets without a sub-adviser, (2) the adviser will recommend to the Board of Trustees that the Fund be liquidated, and (3) that the Board consider merging the Fund into another series in the Trust.”

8.      Comment: Although the comment was not raised during the discussion, Comment 7 above suggested that a similar comment should be added at the end of the section titled “Vote Required for Proposal 2.”

Response: The following has been added: “In the event that Proposal 2 is not approved by shareholders, the Fund will continue its status as a ‘diversified’ Fund.”

9.      Comment: The proxy statement should specify the effect of abstentions and broker non-votes.

Response: The proxy statement already includes a sub-section which we believe addresses your concern: “Effect of Abstentions and Broker Non-Votes. In tallying shareholder votes, abstentions (i.e., shares for which a proxy is presented but which abstains from voting on one or more matters) and “broker non-votes” (i.e., shares held by brokers or nominees for which proxies are presented but as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker does not have discretionary voting power on a particular matter) will be counted for purposes of determining whether a quorum, or majority of voting shares, is present for the conduct of business at the Meeting. Under applicable law, abstentions and broker non-votes do not constitute votes “for” or “against” any proposal and will be disregarded in determining votes cast for purposes of determining whether a proposal has received a majority of the outstanding voting shares.”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3488 should you have any questions regarding this correspondence.

Sincerely,

/s/ Thaddeus Leszczynski

Secretary, American Independence Funds Trust

Copy to:     Mr. John Grzeskiewicz